P21000075012

(Requestor's Name)

(Address)

(Address)

(City/State/Zip/Phone #)

☐ PICK-UP ☐ WAIT ☐ MAIL

(Business Entity Name)

(Document Number)

Certified Copies _______ Certificates of Status _______

Special Instructions to Filing Officer:

Office Use Only

700379592887

01/14/22--01010--025 **35.00

FILED
2022 JAN 14 PM 3:23
SECRETARY OF STATE
TALLAHASSEE, FL

Amend

FEB 03 2022

I ALBRITTON

COVER LETTER

TO: Amendment Section
Division of Corporations

NAME OF CORPORATION: Into The Box Inc.

DOCUMENT NUMBER: P21000075012

The enclosed ***Articles of Amendment*** and fee are submitted for filing.

Please return all correspondence concerning this matter to the following:

Chris Wartko
Name of Contact Person

Into The Box
Firm/ Company

21540 Bella Terra Blvd
Address

Estero, FL 33928
City/ State and Zip Code

chris@intothebox.net
E-mail address: (to be used for future annual report notification)

For further information concerning this matter, please call:

Chris Wartko at (913) 748-7034
Name of Contact Person — Area Code & Daytime Telephone Number

Enclosed is a check for the following amount made payable to the Florida Department of State:

- ☑ $35 Filing Fee
- ☐ $43.75 Filing Fee & Certificate of Status
- ☐ $43.75 Filing Fee & Certified Copy (Additional copy is enclosed)
- ☐ $52.50 Filing Fee Certificate of Status Certified Copy (Additional Copy is enclosed)

Mailing Address
Amendment Section
Division of Corporations
P.O. Box 6327
Tallahassee, FL 32314

Street Address
Amendment Section
Division of Corporations
The Centre of Tallahassee
2415 N. Monroe Street, Suite 810
Tallahassee, FL 32303

Articles of Amendment
to
Articles of Incorporation
of

Into The Box Inc.

(**Name of Corporation as currently filed with the Florida Dept. of State**)

P21000075012

(Document Number of Corporation (if known)

Pursuant to the provisions of section 607.1006, Florida Statutes, this ***Florida Profit Corporation*** adopts the following amendment(s) to its Articles of Incorporation:

A. **If amending name, enter the new name of the corporation:**

N/A

The new name must be distinguishable and contain the word "corporation," "company," or "incorporated" or the abbreviation "Corp.," "Inc.," or Co.," or the designation "Corp," "Inc," or "Co". A professional corporation name must contain the word "chartered," "professional association," or the abbreviation "P.A."

B. **Enter new principal office address, if applicable:** N/A
(Principal office address MUST BE A STREET ADDRESS)

C. **Enter new mailing address, if applicable:** N/A
(Mailing address MAY BE A POST OFFICE BOX)

FILED
2022 JAN 14 PM 3:23
SECRETARY OF STATE
TALLAHASSEE, FL

D. **If amending the registered agent and/or registered office address in Florida, enter the name of the new registered agent and/or the new registered office address:**

Name of New Registered Agent N/A

(Florida street address)

New Registered Office Address: N/A ________, Florida ________
(City) *(Zip Code)*

New Registered Agent's Signature, if changing Registered Agent:
I hereby accept the appointment as registered agent. I am familiar with and accept the obligations of the position.

Signature of New Registered Agent, if changing

Check if applicable

☐ The amendment(s) is/are being filed pursuant to s. 607.0120 (11) (e), F.S.

If amending the Officers and/or Directors, enter the title and name of each officer/director being removed and title, name, and address of each Officer and/or Director being added:
(Attach additional sheets, if necessary)
Please note the officer/director title by the first letter of the office title:
P = President; V= Vice President; T= Treasurer; S= Secretary; D= Director; TR= Trustee; C = Chairman or Clerk; CEO = Chief Executive Officer; CFO = Chief Financial Officer. If an officer/director holds more than one title, list the first letter of each office held. President, Treasurer, Director would be PTD.
Changes should be noted in the following manner. Currently John Doe is listed as the PST and Mike Jones is listed as the V. There is a change. Mike Jones leaves the corporation. Sally Smith is named the V and S. These should be noted as John Doe, PT as a Change, Mike Jones, V as Remove, and Sally Smith, SV as an Add.

Example:

X Change	PT	John Doe
X Remove	V	Mike Jones
X Add	SV	Sally Smith

Type of Action (Check One)	Title	Name	Address
1) ____ Change	N/A	____	____
____ Add			____
____ Remove			____
2) ____ Change	____	____	____
____ Add			____
____ Remove			____
3) ____ Change	____	____	____
____ Add			____
____ Remove			____
4) ____ Change	____	____	____
____ Add			____
____ Remove			____
5) ____ Change	____	____	____
____ Add			____
____ Remove			____
6) ____ Change	____	____	____
____ Add			____
____ Remove			____

E. **If amending or adding additional Articles, enter change(s) here:**
(Attach *additional sheets, if necessary*). *(Be specific)*

Article IV is hereby deleted in its entirety and replaced with the following:

The number of shares the corporation is authorized to issue is:

10,000,000

F. **If an amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself:**
(*if not applicable, indicate N/A*)

N/A

The date of each amendment(s) adoption: ______________________, if other than the date this document was signed.

Effective date if applicable: ______________________

(no more than 90 days after amendment file date)

Note: If the date inserted in this block does not meet the applicable statutory filing requirements, this date will not be listed as the document's effective date on the Department of State's records.

Adoption of Amendment(s) **(CHECK ONE)**

☑ The amendment(s) was/were adopted by the incorporators, or board of directors without shareholder action and shareholder action was not required.

☐ The amendment(s) was/were adopted by the shareholders. The number of votes cast for the amendment(s) by the shareholders was/were sufficient for approval.

☐ The amendment(s) was/were approved by the shareholders through voting groups. *The following statement must be separately provided for each voting group entitled to vote separately on the amendments(s):*

"The number of votes cast for the amendment(s) was/were sufficient for approval

by ______________________."

(voting group)

Dated 01/07/2022

Signature [signature]

(By a director, president or other officer – if directors or officers have not been selected, by an incorporator – if in the hands of a receiver, trustee, or other court appointed fiduciary by that fiduciary)

Christopher Wartko

(Typed or printed name of person signing)

President

(Title of person signing)

Electronic Articles of Incorporation For

P21000075012
FILED
August 20, 2021
Sec. Of State
jafason

INTO THE BOX INC.

The undersigned incorporator, for the purpose of forming a Florida profit corporation, hereby adopts the following Articles of Incorporation:

Article I

The name of the corporation is:

INTO THE BOX INC.

Article II

The principal place of business address:

7901 4TH ST N STE 300
ST. PETERSBURG, FL. US 33702

The mailing address of the corporation is:

7901 4TH ST N STE 300
ST. PETERSBURG, FL. US 33702

Article III

The purpose for which this corporation is organized is:

ALL LEGAL BUSINESS PURPOSES

Article IV

The number of shares the corporation is authorized to issue is:

1000000

Article V

The name and Florida street address of the registered agent is:

REGISTERED AGENTS INC.
7901 4TH ST N STE 300
ST. PETERSBURG, FL. 33702

I certify that I am familiar with and accept the responsibilities of registered agent.

Registered Agent Signature: BILL HAVRE

P21000075012
FILED
August 20, 2021
Sec. Of State
jafason

Article VI

The name and address of the incorporator is:

RILEY PARK
7901 4TH ST N STE 300

ST. PETERSBURG FL 33702

Electronic Signature of Incorporator: RILEY PARK

I am the incorporator submitting these Articles of Incorporation and affirm that the facts stated herein are true. I am aware that false information submitted in a document to the Department of State constitutes a third degree felony as provided for in s.817.155, F.S. I understand the requirement to file an annual report between January 1st and May 1st in the calendar year following formation of this corporation and every year thereafter to maintain "active" status.

Article VII

The initial officer(s) and/or director(s) of the corporation is/are:

Title: PD
CHRIS WARTKO
7901 4TH ST N STE 300
ST. PETERSBURG, FL. 33702 US

Title: DS
MAYA BOVSHOW
7901 4TH ST N STE 300
ST. PETERSBURG, FL. 33702 US